                                   FORM 11-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 (FEE REQUIRED)

    For the fiscal year ended             December 31, 2000
                                ------------------------------------------


                                      OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934 (NO FEE REQUIRED)

    For the transition period from _____________ to _______________



                        Commission File Number 1-13393
                                               -------

A. Full title of the plan and address of the plan, if different from that of the issuer named below:


CHOICE HOTELS INTERNATIONAL, INC. RETIREMENT SAVINGS & INVESTMENT PLAN
----------------------------------------------------------------------


B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:



                       Choice Hotels International, Inc.
              10750 Columbia Pike, Silver Spring, Maryland  20901

                    Report of independent public accountants

To Trustee of the Choice Hotels International, Inc.
Retirement, Savings and Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the Plan - see Note 1) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

                                                             ARTHUR ANDERSEN LLP



Vienna, Virginia
June 15, 2001

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                               Table of contents

Statements of net assets available for benefits
 As of December 31, 2000 and 1999                                            1

Statement of changes in net assets available for benefits
 For the year ended December 31, 2000                                        2

Notes to financial statements
 December 31, 2000                                                           3

Schedule H, Part IV (i) - Schedule of assets held for investment purposes
 As of December 31, 2000                                                     7

Schedule H, Part IV (b) - Schedule of loans or fixed income obligations
 As of December 31, 2000                                                     *

Schedule H, Part IV (c) - Schedule of leases in default or classified as uncollectible
 As of December 31, 2000                                                     *

Schedule H, Part IV (d) - Schedule of nonexempt transactions
 For the year ended December 31, 2000                                        *

Schedule H, Part IV (j) - Schedule of reportable transactions
 For the year ended December 31, 2000                                        *


                    * Schedules omitted because there were no such transactions, obligations, or leases in default.

                      Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                Statements of net assets available for benefits
                        As of December 31, 2000 and 1999

                                                                 2000             1999
                                                              ---------         ----------
Assets:
  Investments, at fair value-
     Mutual funds                                             $20,957,287      $22,685,589
     Common collective trusts                                   3,147,776        4,068,761
     Common stock                                               2,515,529        2,633,627
     Self-direct                                                  926,772          157,795
     Loan fund                                                    579,732          557,335
                                                              -----------      -----------
                                                               28,127,096       30,103,107
  Contributions receivable-
     Employer, paid subsequent to year end                      1,231,031        1,016,866
     Participant, paid subsequent to year end                      87,631          176,897
                                                              -----------      -----------
Net assets available for benefits                             $29,445,758      $31,296,870
                                                              ===========      ===========

        The accompanying ntoes are an integral part of this agreement.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

           Statement of changes in net assets available for benefits
                      For the year ended December 31, 2000


Additions:
  Additions to the net assets attributed to-
    Investment income:
      Net depreciation in fair value of investments (Note 3)                                        $(5,320,302)
      Participant loan interest                                                                          39,874
      Dividends and other                                                                             1,827,306
                                                                                                    -----------
                                                                                                     (3,453,122)
    Contributions:
      Participant                                                                                     2,523,327
      Employer                                                                                        1,231,031
      Rollover                                                                                          218,849
                                                                                                    -----------
                                                                                                      3,973,207
                                                                                                    -----------
          Total additions                                                                               520,085

Deductions:
  Deductions from net assets attributed to-
     Participant directed expenses                                                                       (2,285)
     Benefits paid to participants                                                                   (2,368,912)
                                                                                                    -----------
          Total deductions                                                                           (2,371,197)
                                                                                                    -----------
Net decrease                                                                                         (1,851,112)

Net assets available for benefits:
  Beginning of year                                                                                  31,296,870
                                                                                                    -----------
  End of year                                                                                       $29,445,758
                                                                                                    ===========


        The accompanying ntoes are an integral part of this agreement.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

                         Notes to financial statements
                               December 31, 2000

1. Description of the Plan:

Choice Hotels International, Inc. (Choice or the Company) is the second largest franchiser of hotels in the world. Choice franchises approximately 3,500 hotels operated under the following brand names: Quality Inn, Comfort Inn, Clarion, Sleep Inn, Rodeway Inn, EconoLodge, and Mainstay Suites. The Choice Hotels International, Inc. Retirement, Savings and Investment Plan (the Plan) is a defined contribution, salary deferral plan available to the employees of Choice. Merrill Lynch Trust Company (Merrill Lynch) is the Plan trustee.

The following description of the Plan provides only general information, and participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan, established January 1, 1998, is a participant directed, defined contribution, salary deferral plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and contributions

All employees of Choice are eligible to participate in the Plan if they are:

        At least 21 years of age

        Have completed one year of service

        Have worked at least 1,000 hours in the previous year

Participants may elect to contribute up to 15 percent of their annual compensation to the Plan, subject to IRS limitations.
Choice matches an employee's contributions, up to a total match of 6 percent of employee salary.

Employees hired on or before December 31, 1999:

                           Length of service                  Percentage match
                           -----------------                  ----------------
                           1 - 5 years                               50%
                           6 - 9 years                               75%
                           10 years or more                         100%

Employees hired on or after January 1, 2000, receive 50 percent of the Company match, with no length of service adjustment. Each participant's account is credited with the participant's contribution and allocations of (a) Choice contributions and (b) Plan earnings, net of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Forfeitures

Choice has the right to apply amounts forfeited by employees to reduce employer contributions. In 1999, forfeitures of $4,856 were used to reduce the employer contribution and allocated to the plan funds in conjunction with Choice's matching contributions. In 2000, forfeitures of $4,080 were held by the Plan and were not used to reduce the employer contribution. The 2000 forfeitures will be used to reduce the employer contribution in the future.

Payment of benefits and vesting

Participants are immediately vested in all participant contributions and earnings on such contributions. Participants vest in the Choice contributions 20 percent per year beginning at the end of their first year, resulting in full vesting at the end of their fifth year.

On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a twenty-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution only.

Participants who leave Choice with a balance of less than $5,000 are required to roll the money over into another 401(k) or IRA account, or receive a direct payment after withholding of applicable federal and state tax provisions. If the participant's balance is greater than $5,000, the participant may retain their investment in the Plan for as long as IRS regulations allow.

Loans

Participant loans are made available to all participants who have a vested account balance. The minimum loan amount is $750 and the maximum loan amount is the lesser of $50,000 or 50 percent of a participant's vested account balance. Interest rates are equal to 1 percent above the Prime Rate on the date the loan is issued and there is a $50 loan-processing fee per loan. Participants may not have more than one loan outstanding at any time. Loans receivable are valued at cost, which approximates fair value.

2. Summary of significant accounting policies:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition

The Plan's investments are stated at fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded when declared. All income is allocated daily.

Trustee fees

Investment management fees are netted against investment earnings in each fund. Trustee fees and all administrative expenses of the Plan are currently paid by Choice. Choice currently has no intention to seek reimbursement from the Plan for prior or future expenses paid by Choice.

Payment of benefits

Benefits are recorded when paid.

3. Investments:

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                                 As of December 31
                                                              -------------------------
                                                                 2000            1999
                                                              ---------       ---------
      Alliance Premier Growth Fund                           $9,529,994     $12,581,780
      Merrill Lynch Capital Fund                              3,859,758       4,623,226
      Hotchkis & Wiley International Equity Fund              2,760,155       2,920,263
      Merrill Lynch S&P 500 Index Fund                        1,970,857       1,855,378
      Merrill Lynch Retirement Preservation Trust             3,147,776       4,057,884
      Choice Hotels Common Stock Fund                         2,514,644       2,632,940

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(5,320,302) as follows:

      Mutual funds                                          $(4,672,993)
      Common stock                                             (647,309)
      Common/collective trusts                                       --
                                                            -----------
                                                            $(5,320,302)
                                                            ===========

4. Federal income tax status:

The Plan has not yet received a determination letter from the Internal Revenue Service. However, management believes that the Plan, as designed, is in compliance with the applicable requirements of Section 401(a) of the Internal Revenue Code. Management believes that the Plan is operating as intended and, as such, continues to comply with these requirements.

5. Plan termination:

Although it has not expressed any intent to do so, Choice has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Related-party transactions:

The investment in Choice common stock constitutes a party-in-interest transaction. In addition, certain Plan investments are shares of mutual funds and common collective trusts managed by Merrill Lynch. As Merrill Lynch is the trustee, these transactions also qualify as party-in-interest.

                       Choice Hotels International, Inc.
                    Retirement, Savings and Investment Plan

   Schedule H, Part IV (i) - Schedule of assets held for investment purposes
                            As of December 31, 2000


          Identity of issue                             Description of investment        Cost     Current value
--------------------------------------------            -------------------------      -------    --------------
Alliance Premier Growth Fund                            Mutual Fund                 $   675,407    $ 9,529,994
Merrill Lynch Capital Fund*                             Mutual Fund                     278,710      3,859,758
Hotchkis & Wiley International Equity Fund              Mutual Fund                     782,564      2,760,155
Merrill Lynch S&P 500 Index Fund*                       Mutual Fund                     042,920      1,970,857
Pimco Innovation                                        Mutual Fund                     961,650      1,066,955
Pimco Small Cap Value Fund                              Mutual Fund                     477,177        544,908
Pimco Total Return Fund                                 Mutual Fund                     604,897        619,234
Fidelity Adv. Small Cap                                 Mutual Fund                     341,705        283,612
Alliance Growth & Income                                Mutual Fund                     306,748        311,043
Merrill Lynch Retirement Preservation Trust*            Common/Collective Trust       3,141,809      3,147,776
Sunburst Hospitality Common Stock Fund                  Common Stock                        984            885
Choice Hotels Common Stock Fund*                        Common Stock                  2,680,500      2,514,644
Participant Loan Fund (maturing at various dates
 with interest rates ranging from 8.0% to 10.5%)*                                       579,732        579,732
Self-directed RCMA option                                                               926,772        926,772
                                                                                    -----------    -----------
          Total assets held for investment purposes                                 $30,801,575    $28,116,325
                                                                                    ===========    ===========

     *Represents party-in-interest to the Plan

EXHIBITS.


     23 - Consent of Independent Public Accountants.



                                 SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Administration committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


  Dated: June 27, 2001          CHOICE HOTELS INTERNATIONAL, INC.
                                RETIREMENT SAVINGS & INVESTMENT PLAN

                                By:     /s/ Thomas Mirgon
                                   -------------------------------------
                                   Senior Vice President, Administration
                                   Choice Hotels International, Inc.